March 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Thrivent Variable Life Account I (“Registrant”)

Thrivent Variable Universal Life Insurance Contract

Post Effective Amendment No. 31 to the Registration Statement on form N-6 (“Registration Statement)

File Nos. 333-31011 & 811-08289

Request for Withdrawal of Post-Effective Amendment

Commissioners:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Thrivent Financial for Lutherans (“Thrivent”), respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal of Post-Effective Amendment No. 31 (the “Amendment”) to the above referenced Registration Statement as filed with the SEC on January 29, 2024 (Accession No. 0001193125-24-018038.)

We request withdrawal of the Amendment because Registrant will not proceed with the disclosure changes at this time. As a result, we respectfully request withdrawal of the Amendment effective as of the date hereof or as soon as practicable.

The Amendment is not effective, and no securities have been sold in connection with the Amendment. Please note that we are filing this request for a withdrawal of the above referenced Amendment only and are not withdrawing the entire Registration Statement.

If you have questions, or require any additional information, please contact me at 920-628-2347 or email cynthia.mueller@thrivent.com. Thank you for your assistance with this filing.

Sincerely,

/s/ Cynthia K. Mueller
Cynthia K. Mueller, Senior Counsel

cc:	Jaea Hahn, Senior Counsel, Division of Investment Management

Asen Parachkevov, General Attorney, Division of Investment Management